Filed by Strathcona Resources Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MEG Energy Corp.

Commission File No. 132-02876

The following is a transcript of an interview made available by BNN Bloomberg on September 9, 2025, in connection with an interview featuring Executive Chairman of Strathcona Resources Ltd. (“Strathcona”), Adam Waterous, where Mr. Waterous discussed Strathcona’s variation, change and extension of its previously announced offer (as varied, the “Amended Offer”) to purchase all of the issued and outstanding common shares (the “MEG Shares”) in the capital of MEG Energy Corp. (“MEG”) not already owned by Strathcona and its affiliates.

‘They have refused to talk to us’: Waterous on MEG board

Adam Waterous, CEO of Waterous Energy Fund, joins BNN Bloomberg to discuss Strathcona’s boosting bid for MEG Energy.

September 9, 2025 – Video Transcription

PARTICIPANTS

Adam Waterous

Strathcona Resources Ltd. — Executive Chairman

Andrew Bell

BNN Bloomberg Host

Andrew Bell (Host): The battle to take over MEG Energy, the oil sands producer with about 100,000 barrels of oil equivalent every day, is pitting a friendly cash heavy offer from one of Canada's biggest oil sands players, Cenovus, against a retooled hostile bid from Strathcona Resources that is now all stock. We are joined now by the man himself, Adam Waterous, Executive Chairman of Strathcona Resources. It's great to see you.

Adam Waterous: Always nice to see you, Andy.

Andrew Bell (Host): Um, so you're frustrated. You feel that the MEG board, who have been non-committal on your latest offer, but you feel that they're going with Cenovus when it's an inferior deal.

Adam Waterous: Well maybe, just for context, for your viewers, what we've done is we've changed our bid to be all stock, which is shareholders of MEG would receive a 0.8 of a share of Strathcona for every MEG share that they that they own. What that will result in is that MEG shareholders will own 43% of Strathcona on a pro forma basis. Now why that ends up being really important is that this deal has a huge amount of economic upside and this will give the opportunity to MEG shareholders to be able to enjoy that. Now to give you just a perspective on that, we were just talking offline about the M&A business. So this is – it's quite important how the M&A business works…

Andrew Bell (Host): And you are a former top investment banker so you know about this – carry on.

Adam Waterous: Some – so if you look in the last 20 years in Canada, where one public company takes over another public company, there have been 102 of those deals where I'm saying it's like 500 million or more. And when you look at those transactions, typically the median time, the buyers' shares actually go down about 2%. And in the case of this case what's just happened is in the announcement – this is in the five days following announcement of transaction – in this case, Cenovus' shares went up 10%. Now that's only half the story. The second half of the story you have to understand is: now what is that change in share price relative to the target value? Now again, 102 transactions, the last 20 years in Canada, typically the buyer's share price goes down about 5% to the equivalent of what they're buying. In the case of Cenovus' acquisition of MEG, the value increased 3.9 billion. That's 56% of the value of the $7 billion market value of that. That's the highest percentage of the 102 transactions in the last 20 years in Canada. Meaning, put another way is, there's been $3.9 billion left on the table for – by MEG shareholders – with this transaction.

Andrew Bell (Host): It's an interesting number, Adam, but as you know, there's merger arbitrage and there's a lot of factors that move a stock.

Adam Waterous: No, this is this is an immediate five days following the transaction. This is a good – this is a big sample size, Andy: 102 transactions. Now 3.9 billion. Now why this ends up being super important is, why do, going back to why have we changed our consideration. Well, if you're a MEG shareholder you say – and that's really only the opportunity to be able to create that value is by being part of a larger SAGD business – Strathcona has a team – is a gravity drainage business, so does Cenovus. And Cenovus and Strathcona are in violent agreement that they're, by a bigger SAGD business owning MEG, will be able to better exploit the business and Cenovus has gone in great detail about this. That's in part why the value of the stock went up so much. But here's the trick. Here's the real notion. In the Cenovus proposal, 25% is shares. And so MEG shareholders, with Cenovus, will end up owning 4% of Cenovus. With us, with Strathcona, they'll own 43% of Strathcona. So in terms of realizing on that 3.9 billion of upside, you get ten times more with Strathcona than you do with Cenovus.

Andrew Bell (Host): But you get a pile more cash from Cenovus.

Adam Waterous: And you get cash…

Andrew Bell (Host): Yeah.

Adam Waterous: Right so what's great is we have a very clear apples and oranges, chalk and cheese, black and white. You either, you want to exit, crystallize your value, sort of get off the train, or you want to actually ride the upside, stay on the train with Strathcona. So these are very radically different paths for shareholders…

Third Man: Yeah, I think if I was a MEG shareholder and you're saying that there's may – potentially up to 4 billion left on the table, what I'm hearing is like well, I want to get more and more of that upside, but maybe not waiting for that to play out over multiple years. Like why don't you get like, increase your value or your offer one or two billion to cut into that 4 billion today?

Adam Waterous: So we've increased our price…

Third Man: Yeah.

Adam Waterous: And right now we're 11% higher than the competing Cenovus alternative.

Andrew Bell (Host): I haven't managed to do the calculation this morning, but that's what you reckon it's about?

Adam Waterous: That was as of Friday.

Andrew Bell (Host): Okay. So, fair enough. Yeah.

Adam Waterous: But that change – it didn't change much yesterday – on the announcement. Our stock was comparatively flat on it. So, it hasn't had a really big change.

Andrew Bell (Host): Sorry, Adam. Go on. Yeah.

Adam Waterous: So… but in terms of, what's really important to understand about this upside, is and which Cenovus was very clear about and we've been clear about: it can only be realized by being part of a bigger business. A bigger SAGD business. This is, you know, capital investment opportunities, how to develop the asset better. And, so MEG can't do this on its own. So the question is, if you've got 3.9 billion in potential value, how do you realize it as a MEG shareholder? Well, you're not going to be able to get it if you just take cash, you know, that's – so it's not like, oh, this one's a buck more or two bucks more. No, the simple math, 3.9 billion, there's 254 million shares outstanding for MEG.

Andrew Bell (Host): Okay.

Adam Waterous: That's $15.35. Meaning, to give you, just a, you do the very quick math, you know, the original Cenovus transaction was reported to be $27.25, you know, if they actually just wanted to – if you're doing a cash transaction, they should have paid something like $42.60. I mean, it's an order of magnitude different. So the only chance to be able to realize that value is by taking shares.

Andrew Bell (Host): Why do you think the MEG board has so far turned its back on you or certainly not been willing to say we're open to this?

Adam Waterous: So I've been very clear about – we've been keen to engage with the MEG board from day one. But actually it's a very good question. Andy because it's a question like, how did this 3.9 billion get left on the table? Here's what usually happens. Usually, when an offer is made, a board will go around and try and get a competitive alternative and play off bidders against each other, bid the price up. And so, and they evaporate that 3.9 billion, to zero or less. In this case, what MEG's board did, is they only had one other bid, being Cenovus, and because they never called us, never engaged with us, never talked to us, they didn't have any competitive tension against Cenovus, so effectively just gifted the company to them on a take-under. Meaning when they announced the transaction, their transaction was about a dollar less than our offer. It was less than what MEG was trading at the time. Now why would they do such a thing? Well, you know, sometimes people get grumpy when they are about to lose their job. And that's what unfortunately boards have fiduciary duties to not think about their personal situation and think about the benefit of the shareholders. And Strathcona put the company in play by making the offer, and that was only because we had tried to engage constructively, privately, with the company, but they rejected any kind of dialogue with us. So we come to – we made the company, our offer public, putting the company in play, and they're grumpy about that. And the entire time, for four months, they have refused to talk to us. So as a result they gave the company away.

Andrew Bell (Host): Adam, I'm very sorry we have to break away. You have just over 14% of MEG energy and you've said you're – we're ready to vote against this deal. We don't have time to get into all those numbers but I'm – I hope you can come back soon. I'm very sorry.

Adam Waterous: Thanks very much.

Andrew Bell (Host): Adam Waterous, who heads up Strathcona Resources.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The Amended Offer to acquire MEG Shares and issue Strathcona common shares in connection therewith is made solely by, and subject to the terms and conditions set out in, the Offer to Purchase and  Bid Circular dated May 30, 2025 (the “Original Offer to Purchase and Circular”), the Notice of Variation, Change and Extension to be filed with the SEC by Strathcona (the “Notice of Variation and Change”), and the letter of transmittal and notice of guaranteed delivery accompanying the Original Offer to Purchase and Circular (collectively, the “Offer Documents”). The Offer Documents contain important information about the Amended Offer and should be read in their entirety by MEG shareholders.

Additional Information and Where to Find It

This communication relates to the Amended Offer. In connection with the Amended Offer, Strathcona has filed and will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-10 (the “Registration Statement”) under the United States Securities Act of 1933, as amended, which includes the Offer Documents and other documents related to the Amended Offer. This communication is not a substitute for the Registration Statement, the Offer Documents or any other relevant documents filed, or to be filed, with the applicable Canadian securities regulatory authorities or the SEC. MEG shareholders and other interested parties are urged to read the Registration Statement, the Original Offer to Purchase and Circular, the Notice of Variation and Change, all documents incorporated by reference therein, all other applicable documents and any amendments or supplements to any such documents when they become available, because they do and will contain important information about Strathcona, MEG and the Amended Offer. The Registration Statement, Offer Documents and other materials filed or that will be filed by Strathcona with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov. The Registration Statement, Original Offer to Purchase and Circular, the Notice of Variation and Change, documents incorporated by reference therein and other relevant documents may also be obtained on request without charge from Strathcona by email at info@strathconaresources.com or by phone at (403) 930-3000 or Laurel Hill Advisory Group, the information agent for the Amended Offer by email at assistance@laurelhill.com or by phone at 1-877-452-7184 (Toll-Free), and will also be available electronically at www.sedarplus.ca.

Cautionary Statement Respecting Information of MEG and Cenovus

Strathcona has not had access to the non-public books and records of MEG or Cenovus Energy Inc. (“Cenovus”) and Strathcona is not in a position to independently assess or verify certain of the information in MEG’s or Cenovus’s publicly filed documents, including its financial statements and reserves disclosures. MEG and Cenovus have not reviewed this communication and have not confirmed the accuracy and completeness of the information in respect of MEG and Cenovus, respectively, contained herein. As a result, all information regarding MEG and Cenovus included herein has been taken from, or is based upon, publicly available information filed by MEG and Cenovus, respectively, with the applicable securities regulatory authorities in Canada prior to the date hereof and other public sources. While Strathcona has no reason to believe that such publicly available information is inaccurate or incomplete, or contains any untrue statement of a material fact or omits to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, Strathcona does not assume any responsibility for the accuracy or completeness of any such information or for any failure by MEG or Cenovus to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Strathcona.

Forward-Looking Information

This communication contains certain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”) and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as “believes”, “plans”, “expects”, “intends” and “anticipates”, or variations of such words, and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this communication includes, but is not limited to, statements relating to Strathcona’s business strategy and future plans; expectations relating to the Amended Offer and information concerning Strathcona’s plans for MEG in the event the Amended Offer is successful; the content, filing and mailing of the Notice of Variation and Change and the anticipated timing thereof; the expected pro forma ownership of the combined company by the MEG shareholders and the Strathcona shareholders, including Waterous Energy Fund (“WEF”) and Waterous Energy Fund III LP; the expectation that WEF has a long-term view of Strathcona’s business and has no current plans to sell any of its Strathcona common shares; WEF’s willingness to enter into a mutually acceptable lock-up agreement as part of a supported transaction; Strathcona’s intention to vote its MEG Shares against the agreement entered into by MEG and Cenovus announced August 22, 2025 (the “MEG Board Deal”); the intention of Strathcona to engage with the MEG Board and MEG shareholders directly; the relative valuations of the MEG Board Deal and the Amended Offer; the expected benefits of the Amended Offer and the anticipated strategic, operational and financial benefits that may result from the combination of Strathcona and MEG, both to MEG shareholders and Strathcona shareholders; and other anticipated strategic, operational and financial benefits that may result from the acquisition of MEG by Strathcona.

All forward-looking information reflects Strathcona’s beliefs and assumptions based on information available at the time the applicable forward-looking information is disclosed and in light of Strathcona’s current expectations with respect to such things as: the ability of Strathcona to complete the combination of Strathcona and MEG, pursuant to the Amended Offer or otherwise, integrate Strathcona’s and MEG’s respective businesses and operations and realize the anticipated strategic, operational and financial benefits synergies from the acquisition of MEG by Strathcona; the conditions of the Amended Offer will be satisfied on a timely basis in accordance with their terms; the anticipated synergies and other anticipated benefits of the Amended Offer will be realized in a manner consistent with Strathcona’s expectations; the success of Strathcona’s operations and growth and expansion projects; future production rates and estimates of capital and operating costs of the combined company; the combined company’s reserves volumes and the net present values thereof; anticipated timing and results of capital expenditures of the combined company; MEG’s public disclosure is accurate and that MEG has not failed to publicly disclose any material information respecting MEG, its business, operations, assets, material agreements, or otherwise; there will be no material changes to laws adversely affecting Strathcona’s or MEG’s operations; and the impact of the current economic climate and financial, political and industry conditions on Strathcona’s and MEG’s operations, including its financial condition and asset value, will remain consistent with Strathcona’s current expectations. All figures and descriptions provided in this communication related to the Amended Offer, including with respect to the consideration, reasons for the Amended Offer, the potential benefits to MEG shareholders and expected pro forma effects, are based on and assume the following: (a) Strathcona’s and MEG’s respective dividends, liquidity, debt, credit ratings, debt costs and assets (including reserves and resources), will not change from September 5, 2025, in the case of Strathcona, and from what Strathcona has ascertained from MEG’s public filings on SEDAR+ up to and including September 5, 2025, in the case of MEG, and in the case of reserves and contingent resources, as applicable, those reported by Strathcona and MEG in their respective most recent annual information forms for the year ended December 31, 2024; (b) 254,378,035 MEG Shares are issued and outstanding immediately prior to the date of this communication and 2,565,205 MEG Shares are issuable pursuant to the exercise, exchange or conversion, as applicable, of the securities of MEG that are exercisable or exchangeable for or convertible into MEG Shares (other than rights under the MEG’s shareholder rights plan) outstanding immediately prior to the date of this communication; (c) that all of the MEG Shares are deposited under the Amended Offer pursuant to the terms thereof or acquired by Strathcona pursuant to a second stage transaction for the purpose of MEG becoming, directly or indirectly, a wholly-owned subsidiary or affiliate of Strathcona; and (d) no other MEG Shares or Strathcona common shares are issued before the successful completion of the Amended Offer. Assumptions have also been made with respect to future oil and gas prices, differentials and future foreign exchange and interest rates. Although Strathcona believes that the assumptions made and the expectations represented by such information are reasonable, there can be no assurance that the forward-looking information herein will prove to be accurate.

Because actual results or outcomes could differ materially from those expressed in any forward-looking information, readers should not place undue reliance on any such forward-looking information. The forward-looking information included in this communication is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including, without limitation: risks related to the consummation of the Amended Offer and the combination of Strathcona and MEG, and the business and operations of MEG and Strathcona (including the business and operations that are currently being conducted and undertaken by Strathcona and those that will be conducted and undertaken by Strathcona upon consummation of the Amended Offer), changes in general economic and market conditions in Canada, the United States and elsewhere; changes in operating conditions (including as a result of weather patterns); the volatility of prices for oil and natural gas and other commodities; commodity supply and demand; fluctuations in foreign exchange and interest rates; changes or proposed changes in applicable tariff rates; availability of financial resources and/or third-party financing; availability of equipment, materials and personnel; defaults by counterparties under commercial arrangements to which MEG or Strathcona (or any of their respective subsidiaries) is a party; an inability to procure regulatory approvals in a timely manner or on terms satisfactory to Strathcona; new or changing laws (domestic and foreign); the risk of failure to satisfy the conditions to the Amended Offer; the risk that the anticipated synergies and other benefits of the Amended Offer may not be realized; the risk that actual operating results may differ significantly from projections and expectations; and the other risks described in Strathcona’s annual information form for the year ended December 31, 2024 and other documents filed by Strathcona with the applicable Canadian securities regulatory authorities (available under Strathcona’s profile on SEDAR+ at www.sedarplus.ca).

The foregoing risks should not be construed as exhaustive. The forward-looking information contained in this communication speaks only as of the date of this communication and Strathcona does not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws. Any forward-looking information contained herein is expressly qualified by this cautionary statement.